      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 12, 2004
                                                      REGISTRATION NO. 333 - ___
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM F-2
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                     --------------------------------------

                                   TEFRON LTD.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             ISRAEL                                      NOT APPLICABLE
(STATE OR OTHER JURISDICTION OF                 (I.R.S. EMPLOYER IDENTIFICATION
 INCORPORATION OR ORGANIZATION)                               NO.)

                                 28 CHIDA STREET
                                 BNEI-BRAK 51371
                                     ISRAEL
                                (972) 3-579-8701
   (ADDRESS AND TELEPHONE NUMBER OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                     --------------------------------------
                         CSC CORPORATION SERVICE COMPANY
                        2711 CENTERVILLE ROAD, SUITE 400
                              WILMINGTON, DE 19808
                                 (302) 636-5450
            (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE)

                     --------------------------------------

                                   COPIES TO:

        TCHIYA R. FORTUS, ADV.                  RICHARD J. MANN, ADV.
              Tefron Ltd.                        Gross, Kleinhendler,
            28 Chida Street                 Hodak, Halevy, Greenberg & Co.
            Bnei-Brak 51371                       One Azrieli Center
                Israel                              Tel Aviv 67021
                                                        Israel


                     --------------------------------------
       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this registration statement becomes effective.

                     --------------------------------------

       If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

       If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. [X]

       If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

       If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

       If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

       If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                        (CALCULATION TABLE ON NEXT PAGE)

                     --------------------------------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                                              CALCULATION OF REGISTRATION FEE

======================================= =================== =================== =================== =================
                                                             PROPOSED MAXIMUM    PROPOSED MAXIMUM
        TITLE OF EACH CLASS OF             AMOUNT TO BE       OFFERING PRICE        AGGREGATE          AMOUNT OF
     SECURITIES TO BE REGISTERED            REGISTERED         PER UNIT (1)     OFFERING PRICE (1)  REGISTRATION FEE
--------------------------------------- ------------------- ------------------- ------------------- -----------------
Ordinary Shares, par value NIS 1.0 each     2,470,021             $4.825           $11,917,851         $1,509.99
======================================= =================== =================== =================== =================

(1) Estimated solely for the purposes of computing the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based upon the average of the high and low prices of the Ordinary Shares on May 11, 2004, as reported on the New York Stock Exchange.


================================================================================

THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL SECURITIES NOR DOES IT SEEK AN OFFER TO BUY THESE SECURITIES, IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                              SUBJECT TO COMPLETION

                   PRELIMINARY PROSPECTUS, DATED MAY 12, 2004

                                  TEFRON LTD.

                           2,470,021 ORDINARY SHARES


       This prospectus covers the sale of up to 2,470,021 of our ordinary shares (the "Shares"). All of the Shares are being offered and sold by the selling shareholder. The prices at which the selling shareholder may sell the Shares will be determined by the prevailing market price for the Shares or in privately negotiated transactions. Information regarding the selling shareholder and the times and manner in which it may offer and sell the Shares under this prospectus is provided under "Selling Shareholder" and "Plan of Distribution" in this prospectus. The selling shareholder will receive all of the proceeds from the sale of the Shares. The selling shareholder is an underwriter of the Shares.

       Our ordinary shares are listed on the New York Stock Exchange under the symbol "TFR". On May 11, 2004, the last reported sale price on the New York Stock Exchange was $4.83 per share.

                         THIS INVESTMENT INVOLVES RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 10.

       NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

       You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different or additional information. This prospectus may only be used where it is legal to sell these securities. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.


                          -----------------------------

                   The date of this Prospectus is May __, 2004

                                TABLE OF CONTENTS


                                                                            PAGE

About this Prospectus .........................................................5
Forward-Looking Statements.....................................................6
The Shares.....................................................................7
Corporate Information..........................................................7
The Company ...................................................................7
Risk Factors..................................................................10
Use of Proceeds...............................................................22
Offering Price................................................................22
Offer and Listing Details.....................................................22
Capitalization................................................................23
Notice Regarding  Arthur Andersen LLP.........................................24
Selling Shareholder...........................................................24
Additional Information........................................................26
Plan of Distribution..........................................................27
Regulation M..................................................................29
Expenses for the Offering.....................................................29
Legal Matters.................................................................29
Experts.......................................................................29
Where You Can Find More Information...........................................29
Incorporation of Certain Documents by Reference...............................30
Enforceability of Civil Liabilities...........................................30


                              ABOUT THIS PROSPECTUS

       This prospectus is part of a registration statement that we filed with the SEC utilizing a "shelf" registration process. Under this shelf process, the selling shareholder may sell up to 2,470,021 ordinary shares, in one or more offerings. Each time the selling shareholder sells securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading "Where You Can Find More Information".

                           FORWARD-LOOKING STATEMENTS


       Our disclosure in this prospectus (including documents incorporated by reference herein) contains "forward-looking statements." Forward-looking statements are our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historic or current facts. They use words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," and other words and terms of similar meaning. These include statements, among others, relating to our planned future actions, our prospective products or product approvals, our beliefs with respect to the sufficiency of our cash and cash equivalents, plans with respect to funding operations, projected expense levels and the outcome of contingencies, such as future financial results.

       Any or all of our forward-looking statements in this prospectus may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Consequently, no forward-looking statement can be guaranteed. Actual results may vary materially. The uncertainties that may cause differences include, but are not limited to:

       o our customers' continued purchase of our products in the same volumes or on the same terms;

       o      the cyclical nature of the retail industry;

       o the potential adverse effect on our future operating efficiency resulting from our new product lines and our manufacture of products in shorter production runs;

       o the purchase of new equipment that may be necessary as a result of our expansion into new product lines;

       o      fluctuations in inflation and currency rates;

       o our failure to generate sufficient cash from our operations to pay our debt;

       o the limitations and restrictions imposed by our substantial debt obligations;

       o the competitive nature of the intimate apparel and active-wear markets; and

       o      the fluctuating costs of raw materials.

       In addition, you should note that our past financial and operation performance is not necessarily indicative of future financial and operational performance. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

                                   THE SHARES

       The Shares covered by this Prospectus are issuable by us pursuant to the equity line credit facility between us and the selling shareholder entered into on March 9, 2004. Under the agreement, we have an option to call funds of up to the lesser of $15 million or 19.9% of our outstanding share capital over the next three years. Under the financing facility, we will be entitled to issue shares to the selling shareholder from time to time, at our own election, subject to certain minimum and maximum limitations, but in no event will the selling shareholder be obligated to own more than 4.99% of our ordinary shares at any one time. The price to be paid by the selling shareholder will be at a discount of 6% to the market price of our ordinary shares (as calculated under the agreement) during a period prior to the issuance of the shares. The "market price" under the agreement is calculated to be the average of the lowest closing prices for any four trading days (not necessarily consecutive) during the ten trading day period immediately following the date on which we deliver a written notice to the selling shareholder setting forth the dollar amount with respect to which we will require the selling shareholder to purchase our ordinary shares.

       Before drawing on the equity line, we must satisfy certain closing conditions, including the effectiveness of a registration statement that we must file relating to the shares to be issued to the selling shareholder. In addition, under our agreement with Norfet, Limited Partnership, we require the consent of Norfet for the issuance of shares under an equity line of credit if such issuance is at a price of less than $4.60 per share unless the issuance is required in order for us to satisfy covenants relating to shareholders equity under company loan agreements or to satisfy certain NYSE listing requirements. In addition, the issuance under the equity line of an aggregate sum of more than 12% of our issued capital will also require the consent of Norfet.

       We expect that we will apply any proceeds from the equity line credit facility for investments in equipment and for working capital.

                              CORPORATE INFORMATION

       Our principal executive offices are located at 28 Chida Street, Bnei-Brak 51371, Israel and our telephone number is 972-3-579-8701.

                                   THE COMPANY

       Tefron Ltd. was incorporated under the laws of the State of Israel on March 10, 1977. We are subject to the provisions of the Israeli Companies Law, 5759-1999.

       We manufacture intimate apparel, active-wear and swimwear sold throughout the world by such name-brand marketers as Victoria's Secret, Target, Warnaco/Calvin Klein The Gap, Banana Republic, Nike, Mervin's and as well as other well known American retailers and designer labels. Through the utilization of manufacturing technologies and techniques developed or refined by us, we are able to mass-produce quality garments featuring unique designs tailored to our customers' individual specifications at competitive prices. Our product line includes knitted briefs, bras, tank tops, boxers, leggings, crop, T-shirts, nightwear, bodysuits, swim wear, beach wear and active-wear. Our Healthcare Division manufactures and sells a range of textile healthcare products. These products include: anti-embolism stockings and compression therapy systems, an intermittent pneumatic compression device; sterile wound dressings; and XX-Span(R) dressing retainers, an extensible net tubing designed to hold dressings in place without the use of adhesive tape.

       We are known for the technological innovation of our Hi-Tex and cut-and-sew manufacturing process. Our Hi-Tex manufacturing process was implemented as part of our strategy to streamline our manufacturing process and improve the design and quality of our products. The Hi-Tex manufacturing process includes the utilization of a single machine that transforms yarn directly into a nearly complete garment, replacing the knitting, cutting, and significant sewing functions which, in traditional manufacturing, are performed sequentially on separate machines at separate workstations. Following this single-machine operation, all the Hi-Tex manufacturing process requires to complete the garment is dyeing and a reduced amount of sewing and finishing. Our Hi-Tex manufacturing process enables us to produce a substantially wider range of fabrics, styles and product lines, resulting in a consistently high level of comfort, quality and durability. Our fabric engineering, product design and the comfort of our products provide us with an opportunity to expand our sales of active-wear products.

       We seek to develop strong relationships with large name-brand marketers of intimate apparel and active-wear and to become their principal supplier for those products we manufacture. We believe that customers are attracted by our manufacturing capabilities, which allow for consistently high-quality merchandise at competitive prices as well as for the capacity to accommodate rapid sales growth. We believe that our collaboration with our customers in the design and development of our products strengthens our relationships with our customers and improves the quality of our products. We began our relationship with Victoria's Secret in 1991, with Banana Republic and The Gap in 1993 and with Warnaco/Calvin Klein in 1994. In 2000, we began our relationship with Target, which was an existing customer of Alba. In 2003, these customers accounted for approximately 58.7% of our total sales.

       Below is a summary of significant events in our development:

       1990          First bodysize cotton panty with applicated elastics.

       1997 Formation of Hi-Tex Founded by Tefron Ltd. and production of first seamless panty. Initial public offering of our shares on the NYSE.

       1998 Acquisition of a dyeing and finishing facility to achieve greater vertical integration of our business.

       1999 Acquisition of Alba, a manufacturer of seamless apparel and healthcare products. The main purpose of the acquisition of Alba was to acquire additional production capacity, a presence in the United States, direct store distribution capacity, a broader customer base and incremental revenues.

       2001          Initial significant shifting of sewing production to Jordan

       2001 Acquisition of a 50% stake in JBA Productions S.A., an intimate apparel manufacturer located in Madagascar that specializes in bras manufacturing. JBA enjoys most of the free trade privileges that we do in Israel, such as exemption from import quotas and customs duties in the United States and Europe, and the labor costs of its production facility are significantly lower.

       2001 Launch of a turn around program, including significant cost reduction, downsizing and consolidation of operations.

       2002 Reorganization of Alba, including a spin off of the Health Product Division and the formation of the AlbaHealth joint venture with a strategic investor, and the initial consolidation of the seamless production activity in Hi-Tex in Israel, was completed in the second quarter of 2003.

       2003 Acquisition of all of the outstanding ordinary shares of Macro Clothing Ltd., an entity that manufactures, markets and sells swimsuits and beachwear.

                     Implementation of strategic steps to expand our product line, including active-wear products, to diversify our product line and client base.

       MARCH-APRIL   Closing of equity investments with two groups of investors
       2004          in the aggregate amount of $20 million. In addition,
                     entering into an equity credit line facility providing
                     Tefron with the option to call funds of up to an additional amount equal to the lesser of $15 million or 19.9% of Tefron's ordinary share capital, subject to limitations and the satisfaction of certain conditions.

       We enjoy several strategic advantages by reason of our location in Israel, Jordan and Madagascar. Israel is one of the few countries in the world that has free trade agreements with the United States, Canada, the European Union, or EU, and the European Free Trade Association, or EFTA. These agreements permit us to sell our products in the United States, Canada and the member countries of the EU and the EFTA free of customs duties and import quotas. Due to our locations in Jordan and Madagascar we benefit from exemptions from customs duties and import quotas. We also currently benefit from substantial investment grants and tax incentives provided by the Government of Israel and from the availability in Israel of both skilled engineers and relatively inexpensive unskilled workers.

       Reference in this prospectus to "we", "our", "us" and "Tefron" means Tefron Ltd. and its wholly owned subsidiaries, except as the context otherwise requires.

                                  RISK FACTORS

       An investment in our Ordinary Shares involves a high degree of risk. You should carefully consider the following risk factors, in addition to the other information included and incorporated by reference in this prospectus, including the consolidated financial statements and notes, before you invest.

       WE DEPEND ON A SMALL NUMBER OF PRINCIPAL CUSTOMERS WHO HAVE IN THE PAST BOUGHT OUR PRODUCTS IN LARGE VOLUMES. WE CANNOT ASSURE THAT THESE CUSTOMERS OR ANY OTHER CUSTOMER WILL CONTINUE TO BUY OUR PRODUCTS IN THE SAME VOLUMES OR ON THE SAME TERMS.

       Our sales to Victoria's Secret accounted for approximately 43% of our total sales in 2001, 49.8% of our total sales in 2002 and 38.2% of our total sales in 2003. Our sales to Target, Warnaco/Calvin Klein, Banana Republic and The Gap, and Cardinal Healthcare accounted in the aggregate for approximately 28.6% of our total sales in 2001, 26.3% of our total sales in 2002 and 31.4 % of our total sales in 2003. We do not have long-term purchase contracts with our customers, and our sales arrangements with our customers do not have minimum purchase requirements. We cannot assure that Victoria's Secret, Target, Warnaco/Calvin Klein, Banana Republic and The Gap, and Cardinal Healthcare or any other customer will continue to buy our products in the same volumes or on the same terms as they did in the past. Their failure to do so may have a material adverse effect on us. In addition, we cannot assure that we will be able to attract new customers. A material decrease in the quantity of sales made to our principal customers, a material adverse change in the terms of such sales or a material adverse change in the financial conditions of our principal customers could have a material adverse effect on us.

       In 2003, sales to Victoria's Secret totaled $62.2 million, or 38.2% of our sales that year, a decrease from the 2002 sales to Victoria's Secret of $94.7 million, or 49.8% of our sales for that year. Furthermore, controlling or related entities of Victoria's Secret are involved in business activities that are in direct competition to our businesses. We cannot assure that Victoria's Secret will continue to buy our products in the same volumes or on the same terms as in earlier years.

       OUR PRINCIPAL CUSTOMERS ARE IN THE RETAIL INDUSTRY, WHICH IS SUBJECT TO SUBSTANTIAL CYCLICAL VARIATIONS. OUR REVENUES WILL DECLINE SIGNIFICANTLY IF OUR PRINCIPAL CUSTOMERS DO NOT CONTINUE TO BUY OUR PRODUCTS IN LARGE VOLUMES DUE TO AN ECONOMIC DOWNTURN.

       Our customers are in the retail industry, which is subject to substantial cyclical variations and is affected strongly by any downturn in the general economy. A downturn in the general economy, a change in consumer purchasing habits or any other events or uncertainties that discourage consumers from spending, could have a significant effect on our customers' sales and profitability. Such downturns, changes, events or uncertainties could result in our customers having larger inventories of our products than expected. These events could result in decreased purchase orders from us in the future, which would have a material adverse effect on our sales and profitability. For example, the difficult global economic environment and the continuing soft retail market conditions in the world and specifically in the U.S. both before and especially after the events of September 11, 2001 were reflected in disappointing retail sales in the year 2001 compared to the same period in the year 2000, and consequently decreased our order backlog and production levels. A prolonged economic downturn could harm our financial condition.

       OUR EXPANSION INTO NEW PRODUCT LINES WITH MORE COMPLICATED PRODUCTS, AND OUR MANUFACTURE OF PRODUCTS IN SHORTER PRODUCTION RUNS ADVERSELY AFFECTED OUR OPERATING EFFICIENCY DURING 2003 AND MAY HAVE CONTINUED ADVERSE EFFECTS ON OUR FUTURE OPERATING EFFICIENCY.

       During 2003, we invested significant efforts to develop and expand new product lines, including active-wear products, to diversify our product line and our client base. The manufacturing of new, more complicated products has adversely affected our operating efficiency, and may continue to do so.

       In addition, in the past, we relied on selling our products in relatively long production runs to achieve the manufacturing and logistical efficiencies that enable us to maintain sales and profitability at relatively high levels and to price our products competitively. During 2003, due to our expansion into new product lines and due to changing market conditions, we began manufacturing our products in shorter production runs, which also affected our operating efficiency, and may continue to do so.

       Although we believe that our efficiency will improve as we continue to manufacture our new product lines, we cannot assure that we will be able to return to our previous efficiency levels in the future.

       OUR EXPANSION INTO NEW PRODUCT LINES, IN PARTICULAR ACTIVE-WEAR BUSINESS PRODUCTS, INVOLVES THE MANUFACTURE OF NEW PRODUCTS, WHICH HAS AND MAY REQUIRE US TO PURCHASE ADDITIONAL MACHINERY ADAPTED TO MANUFACTURE SUCH PRODUCTS. THE ADDITIONAL CAPITAL EXPENDITURES INCURRED IN CONNECTION WITH THESE PURCHASES MAY ADVERSELY AFFECT OUR FUTURE CASH FLOW.

       During 2003, we invested significant efforts to develop and expand our new product lines, in particular active-wear products, to diversify our product line and our client base. Active-wear products that we manufacture are made in bigger sizes than intimate apparel, both because our active-wear products are intended for both men and women, and because our active-wear products involve the manufacture of more tops, we have purchased and may need to purchase additional knitting machines and other equipment adapted to manufacture our new products lines. In addition, the manufacture of active-wear products at times requires equipment with new technologies. The additional capital expenditures that may be incurred in connection with these purchases may adversely affect our future cash flow.

       HOLDERS OF OUR ORDINARY SHARES ARE SUBJECT TO THE RISK OF ADDITIONAL AND SUBSTANTIAL DILUTION TO THEIR INTERESTS AS A RESULT OF THE ISSUANCES OF ORDINARY SHARES IN CONNECTION WITH THE EQUITY LINE CREDIT FACILITY.

       The following table describes the number of ordinary shares that would be issuable, assuming that the full amounts of the equity line credit facility had been put to the selling shareholder, and further assuming that the applicable put prices to the selling shareholder at the time of such put were the following amounts:

            Hypothetical Conversion Price      Shares issuable upon puts
                                            aggregating $15,000,000, up to
                                                a maximum of 2,470,021

                       $ 3.50                          2,470,021
                       $ 4.00                          2,470,021
                       $ 4.50                          2,470,021
                       $ 5.00                          2,470,021
                       $ 5.20                          2,470,021
                       $ 5.50                          2,470,021
                       $ 7.00                          2,142,857
                       $ 8.00                          1,875,000

       If the market price of the ordinary shares decreases, the number of ordinary shares issuable in connection with the equity facility credit facility will increase and, accordingly, the aggregate dollar amount of draws under the equity facility credit facility will decrease. Despite our right to draw up to $15,000,000 under the equity facility credit facility, we may run out of shares given the maximum 2,470,021 ordinary shares that may be issued to the selling shareholder in connection with our draws under the equity line credit facility and are registered under this prospectus and the registration statement of which it is a part.

       The following table demonstrates the correlation between share price decline and decreases in aggregate draw amounts available, given the maximum 2,471,021 ordinary shares that may be issued to the selling shareholder and are registered under this prospectus and the registration statement of which it is a part:


 Hypothetical Put Price      Shares issuable upon puts, up to a      Maximum draws available up to
                                    maximum of 2,470,021                      $15,000,000

         $ 3.00                           2,470,021                           $7,410,063
         $ 3.50                           2,470,021                           $8,645,073
         $ 4.00                           2,470,021                           $9,880,084
         $ 4.50                           2,470,021                           $11,115,094
         $ 5.00                           2,470,021                           $12,350,105
         $ 5.50                           2,470,021                           $13,585,115
         $ 6.00                           2,470,021                           $14,820,126
         $ 7.00                           2,142,857                           $14,999,999
         $ 8.00                           1,875,000                           $15,000,000

       Our issuances of shares under the equity line credit facility likely will result in overall dilution to market value and relative voting power of previously issued ordinary shares, which could result in substantial dilution to the value of shares held by shareholders prior to sales under this prospectus. Furthermore, public resales of our ordinary shares by the selling shareholder following the issuance of ordinary shares in connection with the equity line credit facility likely will depress the prevailing market price of our ordinary shares. Even prior to the time of puts and public resales, the market "overhang" resulting from the mere existence of the equity line credit facility could depress the market price of our ordinary shares.

       EXISTING SHAREHOLDERS LIKELY WILL EXPERIENCE INCREASED DILUTION WITH DECREASES IN MARKET VALUE OF ORDINARY SHARES IN RELATION TO OUR ISSUANCES OF SHARES UNDER THE EQUITY LINE CREDIT FACILITY, WHICH COULD HAVE A MATERIAL ADVERSE IMPACT ON THE VALUE OF THEIR SHARES.

       The formula for determining the number of ordinary shares to be issued under the equity line credit facility is based, in part, on the market price of our ordinary shares and includes a discount from the market price equal to 94% of the average of the four lowest closing bid prices of our ordinary shares over the ten trading days after the put notice is tendered by us to the selling shareholder. As a result, the lower the market price of our ordinary shares at and around the time we put shares under the equity line credit facility, the more shares of our ordinary shares the selling shareholder receives, subject to a ceiling of 2,470,021 shares. Any increase in the number of ordinary shares issued upon puts of shares as a result of decreases in the prevailing market price would compound the risks of dilution described in the preceding paragraph.

       There is an increased potential for short sales of our ordinary shares due to the sales of shares put to the selling shareholder in connection with the equity line credit facility, which could materially affect the market price of our ordinary shares.

       Downward pressure on the market price of our ordinary shares that likely will result from sales of our ordinary shares by the selling shareholder issued in connection with a put under the equity line credit facility could encourage short sales of ordinary shares by the selling shareholder. Significant amounts of such short selling could place further downward pressure on the market price of our ordinary shares.

       The restrictions on the extent of puts may have little, if any, effect on the adverse impact of our issuance of shares under the equity line credit facility, and as such, the selling shareholder may sell a large number of shares, resulting in substantial dilution to the value of shares held by our existing shareholders.

       We are prohibited from putting shares to the selling shareholder under the equity line credit facility if such put would result in that investor holding more than 4.99% of the then outstanding ordinary shares. These restrictions, however, do not prevent the selling shareholder from selling ordinary shares received in connection with a put, and then receiving additional ordinary shares in connection with a subsequent put. In this way, the selling shareholder could sell more than 4.99% of the outstanding ordinary shares in a relatively short time frame while never holding more than 4.99% at one time.

       SINCE MOST OF OUR REVENUES ARE GENERATED IN U.S. DOLLARS AND A LARGE PART OF OUR EXPENSES ARE IN ISRAELI CURRENCY, WE ARE SUBJECT TO FLUCTUATIONS IN INFLATION AND CURRENCY RATES.

       Because most of our revenues in the foreseeable future are expected to continue to be generated in U.S. dollars and a significant portion of our expenses are expected to continue to be incurred in NIS, we are exposed to the risk of appreciation of the NIS vis-a-vis the U.S. dollar. This appreciation would cause an increase in our NIS expenses as recorded in our U.S. dollar denominated financial reports, even though the expenses denominated in NIS will remain unchanged. A portion of our NIS denominated expenses is linked to changes in the Israeli cost of living index, a portion is linked to increases in NIS payments under collective bargaining agreements and a portion is unlinked.

       In addition, an increase in our expenses in NIS will not always be compensated for fully by a devaluation of NIS vis-a-vis the U.S. dollar. In 2001 and 2002, the rate of devaluation of the NIS vis-a-vis the dollar exceeded the inflation rate in Israel. During 2001 and 2002, the rate of inflation was 1.4% and 6.5%, respectively, while NIS devalued against the U.S. dollar by 9.3% and 7.3% in 2001 and 2002. During 2003, the rate of inflation was (1.9)%, while NIS appreciated against the U.S. dollar by 7.6%. However, to the extent in the future that the rate of inflation in Israel exceeds the rate of devaluation of the NIS in relation to the dollar or if the timing of such devaluation lags behind inflation in Israel, we may be adversely affected.

       WE REQUIRE A SIGNIFICANT AMOUNT OF CASH TO PAY OUR DEBT. IF WE FAIL TO GENERATE SUFFICIENT CASH FLOW FROM OPERATIONS, WE MAY NEED TO RENEGOTIATE OR REFINANCE OUR DEBT, OBTAIN ADDITIONAL FINANCING OR POSTPONE CAPITAL EXPENDITURES.

       We depend mainly on our cash generated by operating activities to make payments on our debts. In 2003, the cash generated by operating activities was approximately $2.9 million. We cannot assure that we will generate sufficient cash flow from operations to make the scheduled payments on our debt. We have repayment obligations on our long-term debt of approximately $11.7 million in 2004, $25.2 million in 2005, $20.1 million in 2006 and $11.5 million in 2007.
These amounts do not include any repayment obligations under our short-term debt in the amount of approximately $31.8 million as of December 31, 2003. Our ability to meet our debt obligations will depend on whether we can successfully implement our strategy, as well as on economic, financial, competitive and technical factors. Some of the factors are beyond our control, such as economic conditions in the markets where we operate or intend to operate, changes in our customers' demand for our products, and pressure from existing and new competitors.

       On April 22, 2004, we closed transactions with Norfet, Limited Partnership and with a group of investors represented by Mr. Zvi Limon who invested an aggregate of $20 million in cash in Tefron in exchange for the issuance of ordinary shares in Tefron. We used a majority of the proceeds from such investments to repay existing bank debt. In March 2004, we announced that we had entered into an equity credit line facility agreement under which we have an option to call funds of up to the lesser of $15 million or 19.9% of our outstanding share capital over the next three years, but in no event will the investor be obligated to own more than 4.99% of our ordinary shares at any one time, and subject to certain other limitations. The closing of each put under the equity credit line facility agreement is subject to the satisfaction of certain closing conditions, and there is no assurance we will exercise any puts, or if exercised, that the putswill actually close.

       Bank Hapoalim and Israel Discount Bank have agreed to extend the repayment schedule of the long term debt due to them commencing with the payments due for 2005, such that each year from 2005 until 2012 we would be obligated to pay approximately $7 million. These agreements from the banks are subject to negotiation of final documentation.

       If we cannot generate sufficient cash flow from operations to make scheduled payments on our debt obligations, we may need to renegotiate the terms of our debt, refinance our debt, obtain additional financing, delay planned capital expenditures or sell assets. Our ability to renegotiate the terms of our debt, refinance our debt or obtain additional financing will depend on, among other things:

       o      our financial condition at the time;

       o      restrictions in agreements governing our debt; and

       o      other factors, including market conditions.

       If our lenders decline to renegotiate the terms of our debt, the lenders could declare all amounts borrowed and all amounts due to them under the agreements due and payable. If we are unable to repay the debt, the lenders could foreclose on our assets that are subject to liens and sell our assets to satisfy the debt.

       OUR DEBT OBLIGATIONS MAY HINDER OUR GROWTH AND PUT US AT A COMPETITIVE DISADVANTAGE.

       We have a significant amount of bank debt mainly as a result of our acquisition of Alba in December 1999 and the investments made in our Hi-Tex Division. As of December 31, 2003, we had approximately $65.8 million of long term loans outstanding (including current maturities of $9.8 million). We also had approximately $2.7 million in long term capital lease obligations and other loans (including current maturities of $1.9 million) and approximately $31.8 million in short term bank credit.

       Our substantial debt obligations could have important consequences. For example, they could:

       o require us to use a substantial portion of our operating cash flow to pay interest, which reduces funds available to grow and expand our business, invest in machinery and equipment and for other purposes;

       o place us at a competitive disadvantage compared to our competitors that have less debt;

       o make us more vulnerable to economic and industry downturns and reduce our flexibility in responding to changing business and economic conditions;

       o      limit our ability to pursue business opportunities; and

       o limit our ability to borrow money for operations or capital in the future.

       Because a significant portion of our loans bear interest at floating rates, an increase in interest rates could adversely affect our financial results. A ten percent interest rate change on our floating interest rate long-term loans outstanding at December 31, 2003, would have an annual impact of approximately $0.5 million on our interest cost.

       DUE TO RESTRICTIONS IN OUR LOAN AGREEMENTS, WE MAY NOT BE ABLE TO OPERATE OUR BUSINESS AS WE DESIRE.

       Our loan agreements contain a number of conditions and limitations on the way in which we can operate our business, including limitations on our ability to raise debt, sell or acquire assets and pay dividends. Our loan agreements also contain various covenants which require that we maintain certain financial ratios related to shareholder's equity and operating results that are customary for companies comparable in size. These limitations and covenants may force us to pursue less than optimal business strategies or forgo business arrangements which could have been financially advantageous to us or our shareholders.

       Due to our incurrence in 2002 of expenses totaling approximately $26.4 million (mainly resulting from a non-cash goodwill adjustment of $18.8 million in compliance with SFAS 142; a capital loss of approximately $1.8 million associated with the sale of 52% of the Health Products Division of Alba; and restructuring costs of Alba of approximately $5.3 million), and a net loss for 2003 of approximately of $3.5 million, our shareholders equity as of December 31, 2003 was $36.7 million and our ratio of shareholders'equity to total assets was 18.1%. These figures were below the minimum level of approximately $67 million for shareholders' equity and the minimum percentage of 30% for our ratio of shareholders' equity to total assets required by the covenants under our credit facility with Bank Hapoalim B.M. and Israel Discount Bank of New York. Bank Hapoalim has agreed to amend the minimum shareholders' equity requirement to $36.5 million and the ratio of shareholders' equity to total assets to not less than 18% for the period from December 31, 2003 to March 31, 2004 (inclusive). Israeli Discount Bank has agreed to amend the minimum shareholders' equity requirement to $36.5 million and the ratio of shareholders equity to total assets to not less than 18% for the period from December 31, 2003 to March 31, 2004 (inclusive).

       Bank Hapoalim and Israel Discount Bank have agreed to permanently amend our shareholders' equity requirement to not less than $40 million and our ratio of shareholders' equity to total assets to not less than 20% following our payment to the banks of a portion of the proceeds of the $15 million investment from Norfet, Limited Partnership.

       Our failure to comply with the covenants and restrictions contained in our loan agreements could lead to a default under the terms of these agreements. If a default occurs and we are unable to renegotiate the terms of the debt, the lenders could declare all amounts borrowed and all amounts due to them under the agreements due and payable. If we are unable to repay the debt, the lenders could foreclose on our assets that are subject to liens and sell our assets to satisfy the debt.

       OUR ANNUAL AND QUARTERLY OPERATING RESULTS MAY VARY WHICH MAY CAUSE THE MARKET PRICE OF OUR ORDINARY SHARES TO DECLINE.

       We may experience significant fluctuations in our annual and quarterly operating results which may be caused by, among other factors:

       o      the timing, size and composition of orders from customers;

       o      varying levels of market acceptance of our products;

       o the timing of new product introductions by us, our customers or their competitors;

       o economic conditions in the geographical areas in which we operate or sell products; and

       o      operating efficiencies.

       When we establish a relationship with a new customer, initial sales to such customer are often in larger quantities of goods (to build its initial inventory) than may be required to replenish such inventory from time to time afterwards. As a result, after a customer builds its initial inventory, our sales to such customer may decrease. We cannot assure that our sales to any of our customers will continue at the current rate.

       Our operations are affected by our principal customers' businesses, which businesses are subject to substantial cyclical variations. If demand for our products is significantly reduced, our profits will be reduced, and we may experience slower production, lower plant and equipment utilization and lower fixed operating cost absorption, all of which would have a negative impact on our business.

       Additionally, if, in any year, there is a significant number of Christian, Druse, Jewish or Muslim holidays in a particular quarter, we will have fewer days of operation which will result in lower levels of production and sales during such quarter. In certain years, a significant number of such holidays have occurred during the second quarter, but the dates of many of those holidays are based on the lunar calendar and vary from year to year.

       OUR MARKETS ARE HIGHLY COMPETITIVE AND SOME OF OUR COMPETITORS HAVE NUMEROUS ADVANTAGES OVER US; WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY.

         We compete directly with a number of manufacturers of intimate apparel and active-wear many of which have longer operating histories, larger customer bases, greater geographical proximity to customers and significantly greater financial and marketing resources than we do. Increased competition, direct or indirect, could adversely affect our revenues and profitability through pricing pressure, loss of market share and other factors. We cannot assure that we will be able to compete successfully against existing or new competitors, as the market for our products evolves and the level of competition increases. Moreover, our existing and prospective competitors, especially those from the Far East, have established, or may in the future establish, relationships with our existing and potential customers, which could have a material adverse effect on our ability to compete. In addition, we cannot assure that our customers will not seek to manufacture our products through alternative sources and thereby eliminate the need to purchase our products.

       Our customers operate in an intensely competitive retail environment. In the event that any of our customers' sales decline for any reason, whether or not related to us or to our products, our sales to such customers could be materially adversely affected.

       In addition, our competitors may be able to purchase seamless knitting machines and other equipment similar to, but less expensive than, the Santoni knitting machines we use to knit garments in our Hi-Tex manufacturing process. By reducing their production cost, our competitors may lower their selling prices. If we are forced to reduce our prices and we cannot reduce our production costs, our financial performance may be adversely affected. Furthermore, if there is a weak retail market or a downturn in the general economy, competitors may be pressured to sell their inventory at substantially depressed prices. A surplus of intimate apparel at significantly reduced prices in the marketplace would have a material adverse effect on our sales.

       WE ARE SUBJECT TO FLUCTUATING COSTS OF RAW MATERIALS.

       We use cotton yarn, lycra, spandex, various polymeric yarn and elastic as primary materials for manufacturing our products. Our financial performance depends, to a substantial extent, on the cost and availability of these raw materials. The capacity, supply and demand for such raw materials are subject to cyclical and other market factors and may fluctuate significantly. As a result, our cost in securing raw materials is subject to substantial increases and decreases over which we have no control except by seeking to time our purchases of cotton and polymeric yarns, which are our principal raw material, to take advantage of favorable market conditions. For example, during 2003, the cost of cotton increased by 45-50% due to an increase in demand. We cannot assure that we will be able to pass on to customers the increased costs associated with the procurement of raw materials. Moreover, there has in the past been, and there may in the future be, a time lag between the incurrence of such increased costs and the transfer of such increases to customers. To the extent that increases in the cost of raw materials cannot be passed on to customers or there is a delay in passing on the increased costs to customers, we are likely to experience an increase in the cost of raw materials which may adversely affect our margin of profitability and may have a material adverse effect on us.

         IF OUR ORDINARY SHARES ARE DELISTED FROM THE NEW YORK STOCK EXCHANGE, THE LIQUIDITY AND PRICE OF OUR ORDINARY SHARES AND OUR ABILITY TO ISSUE ADDITIONAL SECURITIES MAY BE NEGATIVELY AFFECTED.

       In order to maintain the listing of our ordinary shares on The New York Stock Exchange, or NYSE, we are required to meet specified maintenance standards. In December 2002, we were notified by the NYSE that we failed to comply with the listing standards of minimum stockholders' equity of $50 million and minimum market capitalization of $50 million over a consecutive 30 trading day period. As a result, we submitted a business plan to the NYSE demonstrating how we anticipate meeting these criteria within 18-months as required by the NYSE rules. In February 2003, we were notified that we had been approved for continued listing on the NYSE, subject to the successful implementation of the business plan that we submitted to the Exchange. We cannot guarantee that we will successfully implement our business plan. In March 2004, we were informed by the NYSE that it intends to publish for public comment amended continued listing criteria requiring a minimum stockholders' equity of $75 million and minimum market capitalization of $75 million.

       In the event we fail to successfully implement our business plan and meet the prior NYSE criteria within 18 months from the time we submitted the plan, or we fail to meet any other current or revised listing criteria of the NYSE, our ordinary shares may be delisted from trading on The New York Stock Exchange. We cannot assure you that we will meet all NYSE criteria in the future. Delisting of our ordinary shares would result in limited availability of market price information and limited news coverage. In addition, delisting could diminish investors' interest in our ordinary shares as well as materially adversely affect the liquidity and price of our ordinary shares. Delisting may also make it more difficult for us to issue additional securities or secure additional financing.

       WE DEPEND ON OUR SUPPLIERS FOR MACHINERY; WE MAY EXPERIENCE DELAYS OR ADDITIONAL COSTS SATISFYING OUR PRODUCTION REQUIREMENTS.

       We purchase machinery and equipment, including the machinery used in our Hi-Tex manufacturing process, from sole suppliers. If our suppliers are not able to provide us with additional machinery or equipment as needed, we might not be able to increase our production to meet any growing demand for our products.

       WE MAY NOT BE ABLE TO PROTECT OUR INTELLECTUAL PROPERTY.

       Our success is substantially dependent upon the adaptations and configurations we make to the machinery and equipment that we purchase and upon the manufacturing technologies and techniques that we have developed for our exclusive use. Only a part of the adaptations, configurations, technologies or techniques used in our manufacturing process is patented. Moreover, we purchase our machinery and equipment from third parties and we cannot assure that a competitor will not adapt, configure or otherwise utilize machinery or equipment in substantially the same manner as we do. Any replication of our manufacturing process by a competitor would have a material adverse effect on us.

       WE FACE POTENTIAL CONFLICTS OF INTEREST CAUSED BY INVESTOR INFLUENCE.

       Our principal shareholders have a great deal of influence over the constitution of our Board of Directors and over matters submitted to a vote of the shareholders. As of April 28, 2004, Arie Wolfson, the Chairman of our Board of Directors, had direct voting power over approximately 6.34% of the outstanding ordinary shares of Tefron. Mr. Wolfson is also the Chairman and a significant shareholder of Macpell Industries Ltd., an Israeli company that owns approximately 22.16% of the outstanding ordinary shares of Tefron as of April 28, 2004. Mr. Wolfson and Mr. Sigi Rabinowicz, a Director of Tefron, and another Macpell shareholder collectively own a controlling interest in Macpell, have entered into a shareholders' agreement regarding corporate actions of Macpell, including the process by which Macpell votes its ordinary shares of Tefron to elect our Directors. As a result, the corporate actions of Tefron may be influenced significantly by Messrs. Wolfson and Rabinowicz.

       As of April 28, 2004, Norfet, Limited Partnership had voting power over approximately 28.76% of the outstanding ordinary shares of Tefron. In connection with the acquisition of Tefron ordinary shares by Norfet from the Company and from Arwol Holdings Ltd., an Israeli company wholly owned by Arie Wolfson, and from Macpell, each of Norfet, Limited Partnership, Arwol and Macpell have agreed to vote all of the Tefron ordinary shares owned or controlled by each of them for the election to the Company's Board of Directors of: (i) three members and one external director nominated by Norfet, Limited Partnership, (ii) three members and one external director nominated by Arwol and Macpell, and (iii) the Company's chief executive officer.

       We are party to a consulting and management services agreement with Mr. Wolfson and a company controlled by him, pursuant to which the company controlled by Mr. Wolfson has agreed to provide consultancy and management services to Tefron. We also engage in transactions with Macpell and its affiliates. We believe that the consulting and management agreement and these transactions are beneficial to us and are conducted upon terms which are no less favorable to us than those terms available to us from unaffiliated third parties. We intend to continue to engage in transactions with Macpell and its affiliates. We may be in direct or indirect competition with Macpell or its affiliates in the future. Moreover, opportunities to develop, manufacture or sell new products or market them to new customers may arise in the future and Macpell or its affiliates might pursue such opportunities while excluding us from, or competing with us for, such opportunities. We have also agreed to pay Norfet management fees for certain non-exclusive strategic guidance and consulting services.

       Israeli companies law imposes procedures, including, for certain material transactions, a requirement of shareholder approval, as a precondition to entering into interested party transactions. These procedures may apply to transactions between us and any of our major shareholders, such as Norfet and Macpell. However, we cannot assure that we will be able to avoid the possible detrimental effects of any such conflicts of interest by complying with the procedures mandated by Israeli law.

       WE ARE AFFECTED BY CONDITIONS TO, AND POSSIBLE REDUCTION OF, GOVERNMENT PROGRAMS AND TAX BENEFITS

       We benefit from certain Israeli Government programs and tax benefits, particularly as a result of the "Approved Enterprise" status of substantially all of our existing production facilities in Israel. As a result of our "Approved Enterprise" status, we have been able to receive significant investment grants with respect to our capital expenditures. Following our exhaustion of our net operating loss carry forwards, we have been able to benefit from a reduced tax rate of 25% on earnings derived from these investments for which the benefit period has not expired. To maintain eligibility for these programs and tax benefits, we must continue to meet certain conditions, including making certain specified investments in fixed assets and conducting our operations in specified "Approved Enterprise" zones. If we fail to meet such conditions in the future, we could be required to refund tax benefits and grants already received, in whole or in part, with interest linked to the Consumer Price Index in Israel from the date of receipt. We have granted a security interest over all of our assets to secure our obligations to fulfill these conditions.

       The Government of Israel has reduced the available amount of investment grants from up to 38% of eligible capital expenditures in 1996 to up to 24% of eligible capital expenditures (for projects not exceeding investments of 140 million shekels that are submitted in any year) and up to 20% of eligible capital expenditures (for projects exceeding investments of 140 million shekels that are submitted in any year) since 1997. There can be no assurance that the Israeli Government will not further reduce the availability of investment grants. The termination or reduction of certain programs and tax benefits, particularly benefits available to us as a result of the "Approved Enterprise" status of some of our existing facilities in Israel, would increase the costs of acquiring machinery and equipment for our production facilities and increase our effective tax rate which, in the aggregate, could have a material adverse effect on us.

       In addition, if the percentage of our foreign investment exceeds 25%, our Approved Enterprises would qualify for reduced tax rates for three years beyond the initial seven-year period. We cannot assure that we will obtain approval for additional Approved Enterprises, or that the provisions of the Law for the Encouragement of Capital Investments, 1959, as amended, will not change or that the 25% foreign investment percentage will be reached for any subsequent year.

       We also benefit from exemptions from customs duties and import quotas due to our location in Israel, Jordan (Qualified Industrial Zone) and Madagascar and the free trade agreements Israel maintains with the United States, Canada, the European Union and the European Free Trade Association. If there is a change in such benefits or if other countries enter into similar agreements and obtain similar benefits or if any such agreements were terminated, we may be adversely affected.

       WE FACE SEVERAL RISKS, INCLUDING POLITICAL, ECONOMIC, SOCIAL, CLIMATIC RISKS, ASSOCIATED WITH INTERNATIONAL BUSINESS.

       Approximately 95% of our sales in 2003 were made to customers in the United States, and we intend to continue to expand our sales to customers in the United States and Europe. In addition, a substantial majority of our raw materials are purchased outside of Israel. Our international sales and purchases are affected by costs associated with shipping goods and risks inherent in doing business in international markets, including:

       o      changes in regulatory requirements;

       o      export restrictions, tariffs and other trade barriers;

       o      currency fluctuations;

       o      longer payment cycles;

       o      difficulties in collecting accounts receivable; and

       o political instability and seasonal reductions in business activities.

       Any of these risks could have a material adverse effect on our ability to deliver or receive goods on a competitive and timely basis and on our results of operations. We cannot assure that we will not encounter significant difficulties in connection with the sale or procurement of goods in international markets in the future or that one or more of these factors will not have a material adverse effect on our business, financial condition and results of operations.

       In addition, we may enter into joint ventures with third parties or establish operations outside of Israel that will subject us to additional operating risks. These risks may include diversion of management time and resources and the loss of management control over such operations and may subject us to the laws of such jurisdiction.

       In addition to our production facilities in Israel, we currently have production facilities in Jordan and Madagascar and are in the process of shifting additional sewing production to Jordan to take advantage of lower labor costs. During the last quarter of 2003, disputes arose between us and the other shareholders in our joint subsidiaries that manage our operations in Madagascar. As a result, effectively, we lost our influence in those companies. We intend to terminate our partnership with these other shareholders and are currently exploring our options with respect to our continued operations in Madagascar.

       Our ability to benefit from the lower labor costs will depend on the political, social and economic stability of these countries and in the Middle East and Africa in general. We cannot assure that the political, economic or social situation in these countries or in the Middle East and Africa in general will not have a material adverse effect on our operations, especially in light of the potential for hostilities in the Middle East. The success of the production facilities also will depend on the quality of the workmanship of laborers, and our ability to maintain good relations with such laborers, in these countries. We cannot guarantee that our operations in Madagascar or Jordan will be cost-efficient or successful.

       Furthermore, Madagascar experiences wide climate variations and a yearly hurricane season generally between the months of November to March. These weather conditions could negatively affect our operations in Madagascar by, among other things, requiring us to delay or halt production, hindering our ability to transport raw materials to, and finished products from, the Madagascar production facility or even requiring us to replace or perform costly repairs to our equipment at the facility. We cannot assure that our operations will not be materially affected by weather conditions or natural disasters in any area where we maintain production facilities.

       WE ARE SUBJECT TO VARIOUS RISKS RELATING TO OPERATIONS IN ISRAEL

       We are incorporated under the laws of, and our main offices and manufacturing facilities are located in, the State of Israel. We are directly influenced by the political, economic and military conditions in Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners or a significant downturn in the economic or financial condition of Israel could have a material adverse effect on our operations. Since October 2000, there has been a substantial deterioration in the relationship between Israel and the Palestinians which has resulted in increased violence. The future effect of this deterioration and violence on the Israeli economy and our operations is unclear. We cannot assure that ongoing or revived hostilities or other factors related to Israel will not have a material adverse effect on us or our business.

       Generally, all male adult citizens and permanent residents of Israel under the age of 54, unless exempt, are obligated to perform up to 36 days of annual military reserve duty. Additionally, all such residents are subject to being called to active duty at any time under emergency circumstances. Some of our officers and employees are currently obligated to perform annual reserve duty. No assessment can be made as to the full impact of such requirements on our workforce or business if conditions in Israel should change, and no prediction can be made as to the effect of any expansion or reduction of such military obligations on us.

                                 USE OF PROCEEDS

       We will not receive any proceeds from the sale of the Shares by the selling shareholder to others. All sales proceeds from such sale will be received by the selling shareholder.


                                 OFFERING PRICE

       The selling shareholder has advised us that it may sell the Shares offered by this prospectus at the prevailing market price at the time of such sales, at prices related to such prevailing market price, at negotiated prices, or at fixed prices. The actual number of Shares to be sold and the prices at which they will be sold will depend upon the market price at the time of those sales. Therefore, we have not included in this prospectus information about the price to the public.


                            OFFER AND LISTING DETAILS

       Since the initial public offering of our ordinary shares on September 24, 1997, our ordinary shares have been traded on the New York Stock Exchange, or NYSE, under the symbol "TFR." Prior to the offering, there was no market for our ordinary shares. There is no non-United States trading market for our ordinary shares.

       The high and low sales prices for our ordinary shares as reported on the NYSE during the first quarter of 2004 as well as for March and April 2004 and May 2004 (to date) are set forth below. Other information regarding the market price of our ordinary shares is located in our Form 20-F for the year ended December 31, 2003 filed with the SEC on April 1, 2004.

                                     2004
                                     ----


                                                        HIGH            LOW
                                                        ----            ---
       First quarter.........................           6.30            4.31

       March.................................           6.30            5.80

       April ................................           6.00            5.41

       May (until May 11, 2004)..............           5.38            4.83

                                 CAPITALIZATION

       The following table sets forth, as of March 31, 2004, our consolidated unaudited capitalization (i) on an actual basis and (ii) as adjusted to give effect to the issuance of 2,470,021 of our ordinary shares under this Prospectus at a price of $4.54 per share. The financial data in the following table should be read in conjunction with the Company's consolidated financial data and notes thereto incorporated by reference herein.

                                                                                        MARCH 31, 2004

                                                                                   ACTUAL               AS
                                                                                                  ADJUSTED
                                                                                          UNAUDITED
                                                                                        (IN THOUSANDS)
EXCLUDING ALBAHEALTH LLC
------------------------
Cash..................................................................              1,324            2,898
Short term bank debt..................................................             29,124           19,484
Current maturities of long term debt:
         Bank.........................................................              8,286            8,286
         Lease........................................................                587              587
Long term debt, net of current maturities:
         Bank.........................................................             43,487           43,487
         Lease........................................................                  0                0

ALBAHEALTH LLC
--------------
Cash..................................................................              1,482            1,482
Short term bank debt..................................................              2,312            2,312
Current maturities of long term debt:
         Bank.........................................................              3,000            3,000
         Lease........................................................                364              364
Long term debt, net of current maturities:
         Bank.........................................................              8,249            8,249
         Lease........................................................                121              121

CONSOLIDATED
------------
Shareholder's equity:
Share Capital(1)......................................................              5,576            6,119

         Additional paid-in capital...................................             62,811           73,483
         Accumulated deficit..........................................            (24,218)         (24,218)
      Treasury shares ................................................             (7,408)          (7,408)


                   Total shareholders' equity ........................             36,761           47,975

1) Consisting of Ordinary Shares par value NIS 0.01 per share, 50,000,000 authorized and 12,412,166 issued and outstanding (not including 997,400 ordinary shares held in treasury), as of March 31, 2004

                      NOTICE REGARDING ARTHUR ANDERSEN LLP

       Our consolidated financial statements for the year ended December 31, 2001, which are incorporated in the registration statement on Form F-2 of which this prospectus forms a part, were audited by Luboshitz, Kasierer & Co., a member firm of Arthur Andersen ("Andersen"), as set forth in its audit report thereon. On August 5, 2002, we appointed Kost Forer & Gabbay (now known as Kost Forer Gabbay & Kasierer), a member firm of Ernst & Young International, to replace Andersen, as our independent auditors.

       Section 11(a) of the Securities Act of 1933, as amended, provides that if any part of a registration statement at the time it becomes effective contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading, any person acquiring a security pursuant to the registration statement (unless it is proved that at the time of the acquisition the person knew of the untruth or omission) may sue, among others, every accountant who has consented to be named as having prepared or certified any part of the registration statement or as having prepared or certified any report or valuation which is used in connection with the registration statement with respect to the statement in the registration statement, report or valuation which purports to have been prepared or certified by the accountant.

       [Prior to the date of this prospectus, the Andersen partner who reviewed our most recent audited financial statements resigned from Andersen. In response to our requests for Andersen's consent to include its audit report in the registration statement on Form F-2, of which this prospectus forms a part, a representative of Andersen advised us that Andersen would not provide consents where the Andersen audit partner was no longer with Andersen. [to be confirmed if Andersen still exists; if so, they should be approached] As a result, after reasonable efforts, we have been unable to obtain Andersen's written consent to the incorporation by reference into this registration statement of Andersen's audit reports with respect to our financial statements.

       Under these circumstances, Rule 437a promulgated under the Securities Act permits us to file this registration statement without a written consent from Andersen. Accordingly, Andersen will not be liable to you under Section 11(a) of the Securities Act because it has not consented to being named as an expert in the registration statement.


                               SELLING SHAREHOLDER

       This prospectus and the registration statement of which it is a part cover the resale of the Shares to be issued to the selling shareholder pursuant to a Private Equity Credit Agreement between Tefron and the selling shareholder, dated as of March 9, 2004. We have agreed to prepare and file a registration statement on Form F-2 with the SEC covering the Shares as set forth in the table below. The registration statement to which this prospectus relates has been filed with the SEC pursuant to this agreement. We have also agreed to maintain the effectiveness of this registration statement to allow the selling shareholder to sell the Shares covered by this prospectus until the earlier to occur of (1) the date that is one year after the completion of the last closing date under the Private Equity Credit Agreement, (2) the date the selling shareholder may sell all ordinary shares covered by the Registration Rights Agreement under the provisions of Rule 144 without limitation as to volume, or
(3) the date that the selling shareholder no longer owns any of the ordinary shares covered by the Registration Rights Agreement. To the best of our knowledge, prior to our drawing on the equity line, the selling shareholder held no ordinary shares of Tefron.

       The following table provides information about the actual and potential ownership of our ordinary shares by the selling shareholder in connection with the equity line credit facility as of April 28, 2004, and the number of our shares registered for sale in this prospectus. The number of ordinary shares issuable under the equity line credit facility varies according to the market price at and immediately preceding the put date. Solely for purposes of estimating the number of ordinary shares that would be issuable to the selling shareholder as set forth in the table below, we have assumed a hypothetical put by us on April 8, 2004, of 2,470,021 ordinary shares (which equals 19.9% of our outstanding ordinary shares as of the date we entered into the Private Equity Credit Agreement) under the equity line credit facility at a per share price of approximately $5.41. The actual per share price and the number of shares issuable upon actual puts by us could differ substantially. This prospectus and the registration statement of which it is a part covers the resale of up to 2,470,021 of our ordinary shares.

       Under the terms and conditions of the equity line credit facility, the selling shareholder is prohibited from having shares put to it to the extent such put by us would result in that person beneficially owning more than 4.99% of our then outstanding ordinary shares following such put. This restriction does not prevent the selling shareholder from receiving and selling put shares and thereafter receiving additional put shares. In this way, the selling shareholder could sell more than 4.99% of our outstanding ordinary shares in a relatively short time frame while never beneficially owning more than 4.99% of the outstanding ordinary shares at any one time. For purposes of calculating the number of ordinary shares issuable to the selling shareholder assuming a put of 19.9% of our outstanding ordinary shares under the equity line credit facility, as set forth below, the effect of such 4.99% limitation has been disregarded. The number of shares issuable to the selling shareholder as described in the table below therefore may exceed the actual number of shares the selling shareholder may be entitled to beneficially own under the equity line credit facility.

       The following information is not determinative of the selling shareholder's beneficial ownership of our ordinary shares pursuant to Rule 13d-3 or any other provision under the Securities Exchange Act of 1934, as amended.

       To our knowledge, neither selling shareholder nor any of its affiliates has held any position or office with, been employed by or otherwise has had any material relationship with us or our affiliates during the three years prior to the date of this prospectus.


NAME AND ADDRESS     ORDINARY         ORDINARY          PERCENTAGE OF      NUMBER OF      NUMBER OF     PERCENTAGE
OF SELLING           SHARES           SHARES            ORDINARY SHARES    ORDINARY       ORDINARY      OF ORDINARY
SHAREHOLDER          BENEFICIALLY     ISSUABLE TO       ISSUABLE TO        SHARES         SHARES        SHARES
----------------     OWNED PRIOR TO   SELLING           SELLING            REGISTERED     OWNED         BENEFICIALLY
                     OFFERING         SHAREHOLDER IN    SHAREHOLDER IN     HEREUNDER      AFTER         OWNED AFTER
                     --------------   CONNECTION WITH   CONNECTION WITH    (2)            OFFERING      THE OFFERING
                                      OFFERING          OFFERING (1)       ----------     ---------     ------------
                                      ---------------   ---------------
Brittany Capital     0                2,470,021(3)      12.68%             2,470,021         0 (4)          0%(4)
Management Limited
c/o Lion Corporate
Services Limited
Cumberland House
27 Cumberland Street
P.O. Box N-10818
Nassau, The Bahamas

(1) Based on 17,016,847 ordinary shares outstanding as of April 28, 2004. As noted above, the selling shareholder is prohibited by the terms of the equity line credit facility from having shares put to it to the extent that such put of shares by us would result in the selling shareholder beneficially owning more than 4.99% of our then outstanding ordinary shares following such put. The percentage set forth is not determinative of the selling shareholder's beneficial ownership of our ordinary shares pursuant to Rule 13d-3 or any other provision under the Securities Exchange Act of 1934, as amended. The percentage may change based on the selling shareholder's decision to sell or hold the Shares.

(2) The registration statement of which this prospectus is a part covers up to 2,470,021 ordinary shares issuable under the equity line credit facility. Because the specific circumstances of the issuances under the equity line credit facility are not ascertainable at this time, the precise total number of our ordinary shares offered by the selling shareholder cannot be fixed at this time, but cannot exceed 2,470,021, which is the maximum number of ordinary shares that may be issued under the Private Equity Credit Agreement. The amount set forth represents the number of our ordinary shares that would be issuable, and hence offered hereby, assuming a put of the 19.9% of our outstanding ordinary shares (as of the date we entered into the Private Equity Credit Agreement) to the selling shareholder under the equity line credit facility as of April 8, 2004. The actual number of our ordinary shares offered hereby may differ according to the actual number of shares issued upon such puts.

(3) Consists of 2,470,021 ordinary shares issuable upon a hypothetical put of 19.9% of our outstanding ordinary shares (as of the date we entered into the Private Equity Credit Agreement) under the equity line credit facility as of April 8, 2004.

 (4) Assumes a hypothetical draw of 19.9% of our outstanding ordinary shares (as of the date we entered into the Private Equity Credit Agreement) under the equity line credit facility as of April 8, 2004, which equals 2,470,021 of our ordinary shares. There is no assurance that the selling shareholder will sell any or all of the shares offered hereby. However, the selling shareholder is contractually prohibited from holding shares, and we are contractually prohibited from putting shares to the selling shareholder that would cause the selling shareholder to hold shares, in excess of 4.99% of our then-issued ordinary shares.


                             ADDITIONAL INFORMATION

       Our authorized capital is NIS 50,000,000 consisting of 49,995,000 ordinary shares, par value NIS 1 per share, and 4,500 deferred shares, par value NIS 1 per share. The number of ordinary shares outstanding remained unchanged at 12,412,166 (not including 997,400 shares held by a subsidiary of Tefron) and the number of deferred shares outstanding remained unchanged at 4,500 from January 1, 2001 until April 22, 2004, at which time 4,604,681 ordinary shares were issued to Norfet, Limited Partnership and Leber Partners, L.P.

       As of April 28, 2004, there were 17,016,847 of our ordinary shares outstanding and 4,500 of our deferred shares outstanding, all of which were fully paid. In addition, at April 28, 2004, we had outstanding 2,520,656 options to purchase ordinary shares as follows:

      Number of Options     Exercise Price Per Share      Expiration Date
      -----------------     ------------------------      ---------------
            1,175,323                $3.500                Oct. 2011 - July 2013
             300,000                 $3.563                January 2011
             15, 000                 $3.590                August 2012
              10,000                 $3.680                January 2014
              13,333                 $3.890                July 2012
              35,000                 $4.310                January 2014
             685,000                 $4.650                April 2014
             128,000                 $8.125                April 2009
             100,000                 $9.500                May 2009
              59,000                 $15.00                June 2010


                              PLAN OF DISTRIBUTION

       We are registering the Shares covered by this prospectus for the selling shareholder. We will receive no proceeds from the sale of Shares in this offering. The selling shareholder and any of their pledgees, donees, assignees or transferees may sell any or all of the Shares for value at any time or from time to time under this prospectus in one or more transactions on the New York Stock Exchange or any stock exchange, market or trading facility on which the ordinary shares are traded, in a negotiated transaction or in a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices otherwise negotiated. The selling shareholder will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling shareholder may use any one or more of the following methods when selling Shares:

       o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

       o block trades in which the broker-dealer will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

       o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

       o an exchange distribution in accordance with the rules of the applicable exchange;

       o      privately negotiated transactions;

       o      underwritten offerings;

       o      short sales;

       o agreements by the broker-dealer and the selling shareholder to sell a specified number of such Shares at a stipulated price per Share;

       o      a combination of any such methods of sale; or

       o      any other method permitted by applicable law.

       The selling shareholder may also sell Shares under Rule 144 under the Securities Act, if available, under Section 4(1) of the Securities Act or directly to us in certain circumstances rather than under this prospectus.

       Unless otherwise prohibited, the selling shareholder may enter into hedging transactions with broker-dealers or other financial institutions in connection with distributions of the Shares or otherwise. In such transactions, broker-dealers or financial institutions may engage in short sales of the Shares in the course of hedging the position they assume with the selling shareholder. The selling shareholder may also engage in short sales, puts and calls, forward-exchange contracts, collars and other transactions in our securities or derivatives of our securities and may sell or deliver Shares in connection with these trades. If the selling shareholder sell shares short, they may redeliver the Shares to close out such short positions. The selling shareholder may also enter into option or other transactions with broker-dealers or financial institutions which require the delivery to the broker-dealer or the financial institution of the Shares. The broker-dealer or financial institution may then resell or otherwise transfer such Shares pursuant to this prospectus. In addition, the selling shareholder may loan their Shares to broker-dealers or financial institutions who are counterparties to hedging transactions and the broker-dealers, financial institutions or counterparties may sell the borrowed Shares into the public market. The selling shareholder may also pledge their Shares to their brokers or financial institutions and under the margin loan the broker or financial institution may, from time to time, offer and sell the pledged Shares. The selling shareholder have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters, broker-dealers or financial institutions regarding the sale of their Shares other than ordinary course brokerage arrangements, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of Shares by the selling shareholder.

       Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling shareholder in amounts to be negotiated in connection with the sale. Such broker-dealers and any other participating broker-dealers are deemed to be "underwriters" within the meaning of the Securities Act, in connection with such Sales and any such commission, discount or concession may be deemed to be underwriting discounts or commissions under the Securities Act. The selling shareholders is an underwriter with respect to its resales of the Shares.

       All costs, expenses and fees in connection with the registration of the Shares will be borne by us. Commissions and discounts, if any, attributable to the sales of the Shares will be borne by the selling shareholder. The selling shareholder may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the Shares against certain liabilities, including liabilities arising under the Securities Act of 1933..

       We have advised the selling shareholder that the anti-manipulation rules under the Securities Exchange Act of 1934 may apply to sales of our ordinary shares in the market and to the activities of the selling shareholder and its affiliates. In addition, we will make copies of this prospectus available to the selling shareholder and have informed it of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the Shares offered hereby.

       There is no assurance that the selling shareholder will sell all or any portion of the Shares offered under this prospectus. Because it is possible that a significant number of Shares could be sold simultaneously by means of this prospectus, such sales, or the possibility thereof, may have an adverse effect on the market price of our ordinary shares.


                                  REGULATION M

       We have advised the selling shareholder that during any period when they may be engaged in a distribution of the Shares covered by this prospectus, they may be required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes any selling shareholder, any affiliated purchaser and any broker-dealer or other individual who participates in a distribution of securities from bidding for or purchasing, or attempting to induce any individual to bid for or purchase, any security that is the subject of the distribution until such person's participation in the distribution is complete. Regulation M also prohibits bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security, subject to certain exceptions. All of these factors may affect the marketability of our ordinary shares.


                            EXPENSES OF THE OFFERING

The following table sets forth the estimated expenses in connection with this registration:

           SEC Registration Fees.....................               $1,509.99
           Printing Registration Statement, Prospectus
                    and Related Documents .....................     $1,000
           Legal Fees and Expenses ............................     $6,000
           Miscellaneous ......................................     $5,000
                                                                    ----------
           Total ..............................................     $13,509.99

                                  LEGAL MATTERS

       The validity of the securities offered under this registration statement will be passed upon for us by Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.

                                     EXPERTS

       Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2003, as set forth in their report which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on such firm's report given on their authority as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

       We have filed a registration statement on Form F-2 with the Securities and Exchange Commission under the Securities Act of 1933, as amended. This Prospectus, which is part of our registratin statement, omits some information, exhibits and undertakings included in the registration statement. For futher information with respect to us and this offering, please refer to the registration statement.

       We are subject to the reporting requirements of the Exchange Act of 1934, as amended, that are applicable to a foreign private issuer. In accordance with the Exchange Act, we file with the Commission reports, including annual reports on Form 20-F by June 30 of each year, and other information. In addition, we file interim financial information on Form 6-K on a quarterly basis. We also furnish to the Commission under cover of Form 6-K certain other material information. The registration statement on Form F-2, including the exhibits thereto, and reports and other information filed by us with the Commission can be inspected and copied at the Public Reference Room maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. Copies of that material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Commission maintains a web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission at HTTP://WWW.SEC.GOV. Our internet address is HTTP://WWW.TEFRON.COM.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

       The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below:

       (1) Our Annual Report, Form 20-F, as filed with the Commission on April 1, 2004;

       (2) Our Current Report on Form 6-K as filed with the Commission on April 29, 2004, and

       (3) The description of our ordinary shares contained in the registration statement under the Exchange Act on Form 8-A dated September 4, 1997, and including any subsequent amendment or report filed for the purpose of updating such description.

       All information appearing in this prospectus is qualified in its entirety by the information and financial statements, including the notes thereto, contained in the documents incorporated by reference herein.

       Copies of all documents which are incorporated by reference will be provided without charge to anyone to whom this Prospectus is delivered upon a written or oral request to Tefron Ltd. at 28 Chida Street, Bnei-Brak 51371, Israel, Attention: Gil Rozen. Our telephone number is 972-3-579-8701.


                       ENFORCEABILITY OF CIVIL LIABILITIES

       Service of process upon us and upon our directors and officers and the Israeli experts named in this prospectus, most of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because all of our assets and most of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

       We have been informed by our legal counsel in Israel, Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co., that there is doubt concerning the enforceability of civil liabilities under the Securities Act and the Exchange Act in original actions instituted in Israel. However, subject to specified time limitations, Israeli courts may enforce a United States final executory judgment in a civil matter, including a monetary or compensatory judgment in a non-civil matter, obtained after due process before a court of competent jurisdiction according to the laws of the state in which the judgment is given and if the rules of enforcing foreign judgments prevailing in Israel enable its enforcement. The rules of enforcing foreign judgments currently prevailing in Israel do not prohibit the enforcement of a U.S. judgment by Israeli courts provided that:

       o      the judgment is enforceable in the state in which it was given;

       o adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;

       o enforcement of the judgment is not contrary to the security or sovereignty of the State of Israel;

       o      the content of the judgment is not contrary to public policy;

       o      the judgment was not obtained by fraud;

       o the judgment does not conflict with any other valid judgment in the same matter between the same parties;

       o an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court; and

       o the judgment was not issued by an incompetent court under the rules of private international law prevailing in Israel.

       We have irrevocably appointed CT Corporation System as our agent to receive service of process in any action against us in any federal court or court of the State of New York arising out of this offering or any purchase or sale of securities in connection with this offering.

       If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at an annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 8.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

       The Israeli Companies Law 1999 provides that an Israeli company cannot exculpate an office holder from liability with respect to a breach of his duty of loyalty, but may exculpate in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care. Our Articles of Association provide that subject to any restrictions imposed by the Companies Law, we may enter into a contract for the insurance of the liability of any of its directors and office holders with respect to:

       o      a breach of his duty of care to us or to another person;

       o a breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or

       o a financial liability imposed upon him in favor of another person in respect of an act performed by him in his capacity as an office holder.

       Our Articles of Association also include the following provisions:

       o a provision authorizing us to grant in advance an undertaking to indemnify an office holder, provided that the undertaking is limited to types of events that the board of directors deems to be anticipated and limited to an amount determined by the board of directors to be reasonable under the circumstances;

       o a provision authorizing us to retroactively indemnify an office holder;

       o a provision authorizing us to indemnify an office holder against a financial liability imposed on him in favor of another person by any judgment, including a settlement or an arbitrator's award approved by a court in respect of an act performed in his capacity as an office holder; and

       o a provision authorizing us to indemnify an office holder against reasonable litigation expenses, including attorneys' fees, expended by such office holder or charged to him by a court, in proceedings we institutes against him, or instituted on our behalf or by another person, or in a criminal charge from which he was acquitted, all in respect of an act performed in his capacity as an office holder.

       These provisions are specifically limited in their scope by the Israeli Companies Law 1999, which provides that a company may not indemnify an office holder for, nor enter into an insurance contract that would provide coverage for any monetary liability incurred as a result of, any of the following:

       o a breach by the office holder of his duty of loyalty unless the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

       o a breach by the office holder of his duty of care if such breach was done intentionally or in disregard of the circumstances of the breach or its consequences;

       o any act or omission done with the intent to derive an illegal personal benefit; or

       o any fine levied against the office holder as a result of a criminal offense.

       In addition, pursuant to the Israeli Companies Law 1999, indemnification of and procurement of insurance coverage for our office holders must be approved by its audit committee and board of directors and, for indemnification and insurance for directors, also by its shareholders.

       We have obtained directors' and officers' liability insurance covering our officers and directors and those of our subsidiaries for claims arising from wrongful acts they committed in their capacity as an officer or a director.

ITEM 9.   EXHIBITS

       The following exhibits are filed herewith:

Exhibit No.                Description
-----------                -----------

4.1 Specimen Certificate for ordinary shares (incorporated by reference from the Registration Statement on Form F-1 of the Registrant, File No. 333-333-7538, filed on August 29, 1997).

4.2 Articles of Association of Tefron Ltd., as amended (incorporated by reference from Exhibit 1.2 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2002).

4.3 Tefron Ltd. 1997 Share Option Plan (incorporated by reference from Registration Statement on Form S-8 of the Registrant, File No. 333-111932, filed on January 15, 2004).

5.1            Opinion of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.
               with respect to the legality of the ordinary shares being registered.

10.1. Agreement and Plan of Merger, dated as of November 8, 1999, by and among Tefron U.S. Holdings Corp., AWS Acquisition Corp. and Alba-Waldensian, Inc. (incorporated by reference to Exhibit
               (c)(1) to Schedule 14D-1 in respect of Alba-Waldensian, Inc. filed by the Company on November 12, 1999)

10.2. Employment Agreement, dated as of August 5, 2002, between the Company and Sigi Rabinowicz (incorporated by reference to Exhibit
               4.2 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2002).

10.3. Consulting and Management Services Agreement, dated as of August 5, 2002, between the Company, New York Delights Ltd., and Arie Wolfson (incorporated by reference to Exhibit 4.3 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2002).

10.4 Management and Services Agreement, effective as of July 30, 2003, between the Company, Yosef Shiran and Shiran & Partners - Consulting, Entreprenuership, and Financing (incorporated by reference to Exhibit 4.4 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003).

10.5 Lease Agreement dated as of August 12, 1997, between the Company and New Net Assets (1994) Ltd. and an Assignment Agreement dated as of December 25, 1998 between the Company and Hi-Tex Founded by Tefron Ltd. The Company and/or its subsidiary, Hi-Tex Founded by Tefron Ltd., have entered in to similar lease agreements with New Net Assets

               (1994) Ltd. (incorporated by reference to Exhibit 4.5 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2001).

10.6 Contribution Agreement, dated as of September 6, 2002, between AlbaHealth, LLC, Alba-Waldensian, Inc., Encompass Group, L.L.C. and General Electric Capital Corporation (incorporated by reference to Exhibit 4.6 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2002).

10.7 The Limited Liability Company Agreement of AlbaHealth LLC, dated as of September 6, 2002, by and among AlbaHealth, LLC, Alba-Waldensian, Inc., Encompass Group, L.L.C. and General Electric Capital Corporation (incorporated by reference to
               Exhibit 4.7 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2002).

10.8 Put Option Agreement, dated as of September 6, 2002, by and among AlbaHealth, LLC, Alba-Waldensian, Inc., Encompass Group, L.L.C. and General Electric Capital Corporation (incorporated by reference to Exhibit 4.8 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2002).

10.9 Share Purchase Agreement dated February 17, 2004, by and between the Company and Norfet Limited Partnership, including related Registration Rights Agreement attached as a schedule (incorporated by reference to Exhibit 4.9 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003).

10.10 Share Purchase Agreement, made as of March 3, 2004, by and between Tefron and Leber Partners, L.P, including related Registration Rights Agreement attached as a schedule (incorporated by reference to Exhibit 4.10 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31,
               2003).

10.11 Private Equity Credit Agreement, dated as of March 9, 2004, by and between the Company and Brittany Capital Management Limited (incorporated by reference to Exhibit 4.11 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31,
               2003).

10.12 Registration Rights Agreement, dated as of March 9, 2004, by and between the Company and Brittany Capital Management Limited (incorporated by reference to Exhibit 4.12 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31,
               2003).

23.1           Consent of Kost, Forer & Gabbay.*

23.2           Consent of McGladrey & Pullen LLP.

23.3           Consent of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.
               (contained in the opinion filed as Exhibit 5.1 to this Registration Statement)

24.1           Powers of Attorney (included on the signature page).


* The financial statements for the year ended December 31, 2001 were audited by other auditors who have ceased operations as a foreign associated firm by the Securities and Exchange Commission Practice Section of the American Institute of Certified Public Accountants and whose report, dated March 25, 2002, expressed an unqualified opinion on those statements.

ITEM 10.  UNDERTAKINGS

       The Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

       (i) include any prospectus required by Section 10(a)(3) of the Securities Act;

       (ii) reflect in the prospectus any facts or events arising after the effective date of the registration statement (or for the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement.

       (iii) include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

       Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

       The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to which the prospectus is sent or given, the registrant's latest filing on Form 20-F, Form 40-F or Form 10-K; and any filing on Form 10-Q, Form 8-K or Form 6-K incorporated by reference into the prospectus.

                                   SIGNATURES

       Pursuant to the requirements of the Securities Act of 1933 the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-2and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bnei-Brak, Israel, on May 12, 2004.

                                            TEFRON LTD.

                                            By: /s/ Yos Shiran
                                                --------------------------------
                                            Name:    Yosef Shiran
                                            Title:   Chief Executive Officer


                                            By: /s/ Gil Rozen
                                                --------------------------------
                                            Name:    Gil Rozen
                                            Title:   Chief Financial Officer

                                POWER OF ATTORNEY

       We, the undersigned officers and directors of Tefron Ltd., hereby severally constitute any two of Arie Wolfson, Sigi Rabinowicz, Yosef Shiran, Gil Rozen and Hanoch Zlotnik jointly our true and lawful attorneys with full power to them jointly to sign for us and in our names in the capacities indicated below, any and all amendments and post-effective amendments, to this registration statement, and including any registration statements for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, with exhibits thereto and other documents in connection therewith, and generally do all such things in our name and on our behalf in such capacities to enable Tefron Ltd. to comply with the applicable provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission and we hereby ratify and confirm our signatures as they may be signed by our said attorneys jointly to any and all such amendments.

       Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on April 28, 2004.


/s/ Arie Wolfson                            /s/ Yosef Shiran
------------------------------------        ------------------------------------
Arie Wolfson                                Yosef Shiran
Chairman of the Board of Directors          Chief Executive Officer
                                            (principal executive officer)
                                            and Director


/s/ Sigi Rabinowicz                         /s/ Gil Rozen
------------------------------------        ------------------------------------
Sigi Rabinowicz                             Gil Rozen
President and Director                      Chief Financial Officer
                                            (principal financial and
                                            accounting officer)


/s/ Arie Arieli                             /s/ Ofer Tsimchi
------------------------------------        ------------------------------------
Arie Arieli                                 Ofer Tsimchi
Director                                    Director


/s/ Zvi Greengold                           /s/ Micha Korman
------------------------------------        ------------------------------------
Zvi Greengold                               Micha Korman
Director                                    Director


------------------------------------        ------------------------------------
Yarom Oren                                  Meir Shamir
Director                                    Director


------------------------------------
Shirith Kasher
Director

Authorized Representative in the United States

TEFRON U.S. HOLDINGS CORP.

/s/ Yosef Shiran
------------------------------------
Yosef Shiran

                                  EXHIBIT INDEX



Exhibit                                                                   Page
Number        Description                                                Number
------        -----------                                                ------

4.1 Specimen Certificate for ordinary shares (incorporated by reference from the Registration Statement on Form F-1 of the Registrant, File No. 333-333-7538, filed on August 29,
          1997).

4.2       Articles of Association of Tefron Ltd., as amended
          (incorporated by reference from Exhibit 1.2 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2002).

4.3 Tefron Ltd. 1997 Share Option Plan (incorporated by reference from Registration Statement on Form S-8 of the Registrant, File No. 333-111932, filed on January 15, 2004).

5.1 Opinion of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co. with respect to the legality of the ordinary shares being registered.

10.1. Agreement and Plan of Merger, dated as of November 8, 1999, by and among Tefron U.S. Holdings Corp., AWS Acquisition Corp. and Alba-Waldensian, Inc. (incorporated by reference to Exhibit (c)(1) to Schedule 14D-1 in respect of Alba-Waldensian, Inc. filed by the Company on November 12,
          1999)

10.2. Employment Agreement, dated as of August 5, 2002, between the Company and Sigi Rabinowicz (incorporated by reference to Exhibit 4.2 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2002).

10.3. Consulting and Management Services Agreement, dated as of August 5, 2002, between the Company, New York Delights Ltd., and Arie Wolfson (incorporated by reference to Exhibit 4.3 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2002).

10.4 Management and Services Agreement, effective as of July 30, 2003, between the Company, Yosef Shiran and Shiran &
          Partners - Consulting, Entreprenuership, and Financing
          (incorporated by reference to Exhibit 4.4 to the Company's Annual Report on Form 20-F for the fiscal year ended
          December 31, 2003).

10.5 Lease Agreement dated as of August 12, 1997, between the Company and New Net Assets (1994) Ltd. and an Assignment Agreement dated as of December 25, 1998 between the Company and Hi-Tex Founded by Tefron Ltd. The Company and/or its subsidiary, Hi-Tex Founded by Tefron Ltd., have entered in to similar lease agreements with New Net Assets (1994) Ltd. (incorporated by reference to Exhibit 4.5 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2001).

10.6 Contribution Agreement, dated as of September 6, 2002, between AlbaHealth, LLC, Alba-Waldensian, Inc., Encompass Group, L.L.C. and General Electric Capital

          Corporation (incorporated by reference to Exhibit 4.6 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2002).

10.7 The Limited Liability Company Agreement of AlbaHealth LLC, dated as of September 6, 2002, by and among AlbaHealth, LLC, Alba-Waldensian, Inc., Encompass Group, L.L.C. and General Electric Capital Corporation (incorporated by reference to
          Exhibit 4.7 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2002).

10.8 Put Option Agreement, dated as of September 6, 2002, by and among AlbaHealth, LLC, Alba-Waldensian, Inc., Encompass Group, L.L.C. and General Electric Capital Corporation (incorporated by reference to Exhibit 4.8 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2002).

10.9 Share Purchase Agreement dated February 17, 2004, by and between the Company and Norfet Limited Partnership, including related Registration Rights Agreement attached as a schedule (incorporated by reference to Exhibit 4.9 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003).

10.10 Share Purchase Agreement, made as of March 3, 2004, by and between Tefron and Leber Partners, L.P, including related Registration Rights Agreement attached as a schedule
          (incorporated by reference to Exhibit 4.10 to the Company's Annual Report on Form 20-F for the fiscal year ended
          December 31, 2003).

10.11 Private Equity Credit Agreement, dated as of March 9, 2004, by and between the Company and Brittany Capital Management Limited (incorporated by reference to Exhibit 4.11 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003).

10.12 Registration Rights Agreement, dated as of March 9, 2004, by and between the Company and Brittany Capital Management Limited (incorporated by reference to Exhibit 4.12 to the Company's Annual Report on Form 20 F for the fiscal year ended December 31, 2003).

23.1      Consent of Kost, Forer & Gabbay.*

23.2      Consent of McGladrey & Pullen LLP.

23.3 Consent of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co. (contained in the opinion filed as Exhibit 5.1 to this Registration Statement)

24.1      Powers of Attorney (included on the signature page).

* The financial statements for the year ended December 31, 2001 were audited by other auditors who have ceased operations as a foreign associated firm by the Securities and Exchange Commission Practice Section of the American Institute of Certified Public Accountants and whose report, dated March 25, 2002, expressed an unqualified opinion on those statements.